UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 28, 2011

Commission File Number: 000-29008

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

(Exact name of registrant as specified in its charter)

Unit 1010-11, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

By:	/s/ Alan Li

Name:	Alan Li

Title:	Chairman and Chief Executive Officer

Date: October 28, 2011

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 20.1	Notice and Proxy Statement of 2011 AGM

Exhibit 20.2	Form of the Notice of Internet Availability of Proxy Materials

Exhibit 20.3	Form of Proxy Card

Exhibit 99.1	Press Release: Internet Availability of Proxy Materials